FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2003

Commission File Number: 001-14485

TELE SUDESTE CELLULAR HOLDING COMPANY

(Translation of registrant’s name into English)

Praia de Botafogo, 501, 7o andar

22250-040 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELE SUDESTE CELLULAR HOLDING COMPANY

TABLE OF CONTENTS

Item

1.	Press Release entitled “Tele Sudeste Celular Participações S.A. – The Minutes of the 62nd Board of Director’s Ordinary Meeting” dated February 17, 2003.

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

The Minutes of the 62nd Board of Director’s Ordinary Meeting

February 17, 2003 (01 page)

For more information, please contact:

Charles E. Allen

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A., Brazil

Tel.: (55-11) 3549-7200

Fax: (55-11) 3549-7202

E-mail: callen@telesp.com.br

URL: www.telefonica.com.br

(São Paulo - Brazil), (February 17, 2003) TELE SUDESTE CELULAR PARTICIPAÇÕES S.A. (NYSE: TSD; BOVESPA: TSEP) hereby informs the Minutes of the 62nd Board of Director’s Ordinary Meeting held on February 14, 2003:

1. Date, Time and Venue of the Meeting: February 14, 2003, at 4 p.m., exceptionally, at Rua Abílio Soares #409, 13th Floor, in the Capital of the State of São Paulo.

2. Meeting Board Composition: Felix Pablo Ivorra Cano – President of the Council and Evandro Luis Pippi Kruel – Secretary.

3. Assembling: The meeting started with the presence of counselors that subscribe this minute and after it was verified that the quorum was in accordance to the Company’s By-laws. Moreover, it was registered the presence of the Auditing Committee members of the Company: Wolney Querino Schuller Carvalho, Milton Shigueo Takarada and Flavio Stamm as well as the presence of the Independent Public Accountants representing Deloitte Touche Tohmatsu.

4. Agenda and Deliberations: The approval of the Financial Statements together with the Report of the Independent Public Accountants, the Annual Business Report as well as the Proposal for the Destination of the Results as of the year ended in December 2002. The Members of the Board of Directors, after examining, discussing and considering the favorable opinion from the Auditing Committee and of the Independent Public Accountants, unanimously approved without restraints the Financial Statements together with the Report of the Independent Public Accountants, the Annual Business Report, the Proposal for the Destination of the Results as of the year ended in December 2002, the Capital Budget and the Report of the Auditing Committee, which will all be submitted to the Ordinary Shareholders’ Meeting of 2003.

5. Closing of the Meeting: At the end of the meeting, in the absence of any further subjects to be discussed, this minute was approved and signed by the counselors and the secretary and will henceforth be contained in the meeting log.

Signatures:

Félix Pablo Ivorra Cano  –  President, and President of the Board of Directors

Fernando Xavier Ferreira  –  Vice-President of the Board of Directors

Paulo César Pereira Teixeira  –  Counselor

Kazuo Moriya  –  Counselor

Counselors represented by Mr. Félix Pablo Ivorra Cano: Oliver Alexander Flögel, Luis Lada Diaz and Ernesto Lopez Mozo.

Wolney Querino Schuler Carvalho  –  President of the Auditing Committee

Flavio Stamm  –  Auditing Committee member

Milton Shigueo Takarada  –  Auditing Committee member

Evandro Luíz Pippi Kruel  –  Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE SUDESTE CELLULAR HOLDING COMPANY

Date: February 17, 2003.	By:	/s/ Charles E. Allen
Name: Charles E. Allen
Title: Investor Relations Director